FOR IMMEDIATE RELEASE:

Afya Limited Announces Closing of the Acquisition of iClinic

January 21, 2020 – Afya Limited, or Afya (Nasdaq: AFYA) in addition to the Press Release released by the Company on October 13, 2020, today announced the closing of its acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of iClinic.

IClinic is a SaaS model physician focused technology company and the leading medical practice management software in Brazil. They empower doctors to be more independent and have more control over their careers by digitalizing their daily routine, so they can increase their productivity and deliver better healthcare services.

Their portfolio includes:

•	Electronic Medical Record: first electronic medical record as a SaaS model in Brazil focused on the physician experience;

•	Clinical Management System: with this software doctors can schedule patients online, organize their financial records, use marketing tools to promote their clinics and others;

•	Telemedicine: platform to provide online consultations fully integrated with doctor’s schedule and records; and

•	Physicians Marketplace: website that connects doctors and patients to schedule consultations.

IClinic as of today has more than 25,000 monthly active users of which 12,400 are monthly active subscribers. The platform performs more than 790,000 medical consultations per month, which around 7,800 are through telemedicine and prescribes more than 420,000 electronic medical prescriptions and 400,000 image exams and lab tests per month. The database created in the platform through this performance has more than 16 million registered patients.

The net purchase price (equity value) paid to sellers was R$191.1 million, of which: (i) 62.6% was paid in cash, and (ii) 37.4% in Afya’s class A common shares.

About Afya

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br